05039578

SECUR ... SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pacific American Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 Towne Center Drive, Suite 406
(No. and Street)

San Diego (City) California, (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Constance L. Gibbs (858) 320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA, An Accoutancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Ave., Ste 7, (Address) Northridge, (City) CA (State) 91324 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/30/2005

3/23/05

OATH OR AFFIRMATION

I, Michelle M. Schoeffel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On 2/16/05 (Date) before me, Carole Baldwin (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Michelle M. Schoeffel (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CAROLE BALDWIN
Commission # 1399528
Notary Public - California
San Diego County
My Comm. Expires Feb 9, 2007

WITNESS my hand and official seal.

Carole Baldwin
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 12/31/04 Number of Pages: 1

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer

Signer's Name: ____

☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Pacific American Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Years Ended December 31, 2004 and 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Pacific American Securities, LLC

I have audited the accompanying statements of financial condition of Pacific American Securities, LLC (a California Single Member Limited Liability Company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit. The financial statements of Pacific American Securities, LLC as of December 31, 2003 were audited by other auditors whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 17, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Pacific American Securities, LLC
Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	$ 2,221,948	$ 1,769,279
Deposit with clearing organization	100,000	100,000
Receivable from brokers and dealers	914,399	832,576
Marketable securities, at market	63,910	101,500
Interest receivable	2,288	2,314
Receivables – other	33,435	58,270
Furniture and equipment, net of accumulated depreciation of $240,704 and $205,534, respectively	43,978	62,111
Securities, not readily marketable	3,300	3,300
Prepaid expenses	155,390	376,976
Deposits	14,274	14,274
Goodwill, net of $169,028 accumulated amortization	415,455	415,455
Other assets	1,100	20,183
Total assets	$ 3,969,477	$ 3,756,238

Liabilities and Member's Equity

	December 31, 2004	December 31, 2003
Liabilities		
Accounts payable and accrued expenses	$ 1,215,767	$ 1,210,611
Payable to brokers–dealers, and clearing organizations	267,137	253,329
Accrued salaries	20,264	12,979
Income taxes payable	12,000	11,790
Loans payable	232,012	361,950
Total liabilities	1,747,180	1,850,659
Member's equity	2,222,297	1,905,579
Total liabilities and member's equity	$ 3,969,477	$ 3,756,238

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statements of Income

	For the Year Ended December 31,	
	2004	2003
Revenues		
Commission income	$ 9,148,110	$ 9,685,754
Gains (losses) on marketable securities	76,868	(19,549)
Interest income	48,168	57,511
Other income	78,360	107,818
Total revenues	9,351,506	9,831,534
Expenses		
Employee compensation and benefits	1,309,764	1,334,984
Commissions, trading fees and floor brokerage	5,755,790	6,546,362
Communications	108,198	119,268
Occupancy & equipment rental	251,701	157,495
Interest expense	9,143	7,630
Taxes, licenses and fees, other than income taxes	152,298	164,396
Other operating expenses	1,255,594	1,483,569
Total expenses	8,842,488	9,813,704
Income (loss) before income taxes	509,018	17,830
Income tax expense	12,800	12,590
Net income (loss)	$ 496,218	$ 5,240

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statements of Changes in Member's Equity

	2004	2003
Balance at beginning of year	$ 1,905,579	$ 1,749,339
Member's capital contributions	–	261,000
Distributions to member	(179,500)	(110,000)
Net income (loss)	496,218	5,240
Balance at end of year	$ 2,222,297	$ 1,905,579

The accompanying notes are an integral part of these financial statements

Pacific American Securities, LLC
Statements of Cash Flows

	For the Year Ended December 31,	
Cash flows from operating activities:	**2004**	**2003**
Net income (loss)	$ 496,218	$ 5,240
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	35,170	44,918
Forgiveness of debt	(83,333)	(83,333)
Valuation of marketable securities to market	(1,214)	(120,261)
(Gain) loss on sale of marketable securities	(75,654)	139,810
(Increase) decrease in assets:		
Receivable from brokers and dealers	(81,823)	(164,851)
Receivable – other	24,835	21,289
Deposit with clearing organization	–	150,000
Interest receivable	26	3,309
Prepaid expenses	221,586	48,563
Deposits	–	14,986
Other assets	19,083	(6,743)
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	5,156	381,365
Payable to brokers and dealers	13,808	52,221
Accrued salaries	7,285	12,979
Income taxes payable	210	–
Total adjustments	85,135	494,252
Net cash and cash equivalents provided by (used in) operating activities	581,353	499,492
Cash flows from investing activities:		
Proceeds from sale of marketable securities	179,097	114,461
Purchase of marketable securities	(64,639)	(174,940)
Purchase of furniture and equipment	(17,037)	(9,675)
Net cash and cash equivalents provided by (used in) investing activities	97,421	(70,154)
Cash flows from financing activities:		
Proceeds from issuance of additional loans	–	195,283
Repayment of loans payable	(46,605)	–
Contributions by member	–	261,000
Distributions to member	(179,500)	(110,000)
Net cash and cash equivalents provided by (used in) financing activities	(226,105)	346,283
Net increase (decrease) in cash and cash equivalents	452,669	775,621
Cash and cash equivalents beginning of year	1,769,279	993,658
Cash and cash equivalents end of year	$ 2,221,948	$ 1,769,279

The accompanying notes are an integral part of these financial statements

Pacific American Securities, LLC
Statements of Cash Flows

Supplemental disclosure of cash flow information:

	For the Year Ended December 31,	
	2004	**2003**
Cash paid during the year for:		
Interest	$ 9,143	$ 7,630
Income taxes	$ 12,590	$ 12,590

For the years ended December 31, 2004 and 2003, the Company recorded $83,333 in income, each year, for forgiveness of debt on a note payable to its clearing firm. See Note 8.

The accompanying notes are an integral part of these financial statements

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Pacific American Securities, LLC (the "Company") was organized in the State of California on February 19, 1997, as a broker/dealer in securities under the Securities and Exchange Act of 1934. On April 1, 1999, the Company become a Delaware Single Member Limited Liability Company. The Company is a wholly–owned subsidiary of Pacific American Services Group, LLC (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a broker/dealer for customers, who are predominately institutional investors, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also provides soft dollar services by engagement, and trades securities for its own account.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from three (3) to sevens (7) years by the straight-line method.

The Company provides research to certain customers pursuant to soft–dollar arrangements. The value of the research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers based on commission income received.

Advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2004 and 2003 were $2,479 and $392, respectively.

The Company is organized as a single member limited liability company for federal and state income tax purposes. Pursuant to this tax organization, the Company is treated as a disregarded entity for federal and state income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to a California limited liability company fee, and a gross receipts tax.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or member's equity.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate stocks. At December 31, 2004 and 2003, the stocks are recorded at their fair market values of $63,910 and $101,500, respectively. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains of $1,214 and $123,376, respectively, and realized gains (losses) $75,654 and ($140,897), respectively.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate.

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

	2004	2003
Furniture & fixtures	$ 55,115	$ 52,399
Machinery & equipment	229,567	215,246
	284,682	267,645
Accumulated depreciation	(240,704)	(205,534)
Total furniture and equipment, net	$ 43,978	$ 62,111

Depreciation expense for the years ended December 31, 2004 and December 31, 2003 was $35,170 and $44,918, respectively.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche expired on June 28, 2002, the second expired on June 25, 2004. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their costs basis of $3,300.

Note 6: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees, and soft-dollar research advances in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 7: GOODWILL, NET

Goodwill represents the unamortized cost of acquiring net assets, of another broker/dealer, in excess of the appraised value of such assets, at the date of acquisition.. The goodwill is tested annually for impairment using guidelines set forth in Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142"). The Company believes that no impairment existed at December 31, 2004 and 2003.

Before adopting SFAS 142, the Company had previously amortized $169,028 of the original goodwill using straight–line amortization.

Note 8: LOANS PAYABLE

On September 30, 2002, the Company entered into a Forgivable Promissory Note with its clearing broker in the amount of $250,000. The note called for equal annual installments of $83,333 due on September 30, 2003, 2004 and 2005, plus accrued interest at the rate of 8% per year. However, if the Company maintained the arrangements spelled out in the clearing agreement and had not terminated the clearing arrangement as of the due date of an installment, that installment, plus interest, would be forgiven and deemed paid.

As of December 30, 2004, the clearing broker has forgiven the September 30, 2004 and 2003 payments. No interest expenses or income have been recorded for this note. The outstanding amount on this note is $83,333.

In the year 2002 the Company entered into a Revolving Credit Agreement with its bank for up to $250,000. The Agreement allowed the Company draw on the credit up to April 15, 2003, at which time the outstanding balance would be converted to a five–year term loan. The Agreement is guaranteed by the Parent, secured by the assets of the Company, and requires the maintenance of certain financial covenants, including maintaining a compensating balance of three (3) times the commitment amount. Interest on the outstanding balance is accrued at three–quarter (0.75) percentage points above prime, currently 6.0%.

Estimated future principal payments on this loan are as follows:

December 31,	
2005	$ 41,532
2006	44,095
2007	46,814
2008	16,238
Total	$ 148,679

Note 9: INCOME TAXES

As discussed in note 1, the Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. However, for taxes purposes the Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. The income tax provisions consist of the following:

	December 31,	
	2004	2003
Franchise tax	$ 800	$ 800
Gross receipts tax	12,000	11,790
Total income tax provision	$ 12,800	$ 12,590

Note 10: RELATED PARTY TRANSACTIONS

Pacific American Services Group, LLC (the "Parent"), is the holding company for Pacific American Securities, LLC and Pacific American Advisors, LLC ("Advisors"). The Company has entered into a written agreement with the Parent and Advisors, whereby the Company and Advisors reimburse the Parent on a ratio of two–thirds/one–third, respectively, for common office space and expenses.

Advisors provides the Company with accounting services.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2002, the Company adopted a 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary. For the years ended December 31, 2004 and 2003, the Company did not make any contributions.

Note 12: <u>COMMITMENTS AND CONTINGENCIES</u>

Commitments

The Company has entered into various non–cancelable leases for office equipment. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Year Ending December 31,		
2005	$	13,044
2006		12,952
2007		9,120
2008		431
Thereafter		–
	$	35,547

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2004 and 2003, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 13: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than

Note 13: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

holding voting rights. The consensus is effective for reporting periods beginning after September 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 14: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004 and 2003, the Company's net capital of $1,543,033 and $938,990, exceeded the minimum net capital requirement of $116,479 and $123,377 by $1,426,554 and $815,613 respectively, and the Company's ratio of aggregate indebtedness ($1,747,180 and $1,850,659, respectively) to net capital was 1.13 to 1 and 1.97 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Pacific American Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	December 31, 2004	December 31, 2003
Member's equity	$ 2,222,297	$ 1,905,579
Less: Non allowable assets		
Receivable–other	(33,435)	(58,270)
Furniture and equipment, net	(43,978)	(62,111)
Securities, not readily marketable	(3,300)	(3,300)
Prepaid expenses	(155,390)	(376,976)
Deposits	(14,274)	(14,274)
Goodwill, net	(415,455)	(415,455)
Other assets	(1,100)	(20,183)
Total subtractions	(666,932)	(950,569)
Net capital before haircuts on securities	1,555,365	955,010
Less: Haircuts		
Haircuts on marketable securities	(9,587)	(15,225)
Haircuts on money markets	(2,745)	(795)
Total haircuts	(12,332)	(16,020)
Net Capital	1,543,033	938,990
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	116,479	123,377
Minimum dollar net capital required	100,000	100,000
Net capital required (greater of above)	116,479	123,377
Excess net capital	$ 1,426,554	$ 815,613
Percentage of aggregate indebtedness to net capital	1.13 : 1	1.97 : 1

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2004 and 2003, due to rounding.

See independent auditor's report.

Pacific American Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pacific American Securities, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to Pacific American Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pacific American Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Pacific American Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Pacific American Securities, LLC (the "Company"), for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Pacific American Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 17, 2005